Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated May 15, 2018 -

DOCUMENT 1

Neovasc's Management and Board of Directors Urge Shareholders to Vote In Favor of the Proposed Reverse Stock Split at the Upcoming Annual General and Special Meeting of Shareholders

NASDAQ, TSX: NVCN

VANCOUVER, May 15, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, today announced that its management and board of directors (the "Board") urge the Company's shareholders of record to vote "FOR" the proposal authorizing the Board to effect a reverse stock split.

"Remaining on the Nasdaq Capital Market ("Nasdaq") is a critical piece of the Company's turnaround strategy," commented Fred Colen, Neovasc's President and Chief Executive Officer. "Without reaching a minimum bid price above US$1.00 for a minimum of 10 consecutive days before July 2, 2018, the Company may be delisted from the Nasdaq, which would have serious consequences for the Company as further outlined in this press release. In short, a vote against a reverse stock split will decrease liquidity for existing shareholders, increase the cost of capital for the Company, and significantly worsen the terms of the last financing," continued Mr. Colen.

"With an affirmative vote in hand we will then approach the Nasdaq for an extension to the July 2, 2018 deadline to give us more flexibility on the timing of the reverse split to best meet the needs of the Company and the shareholders," continued Mr. Colen. "Without the affirmative vote for a reverse stock split, we believe it is unlikely we will be granted such an extension."

"Management believes that it is in the best interest of the Company and its stakeholders to remain on the Nasdaq, and that the reverse stock split is the only tool available to get the share price of the Company above the minimum US$1.00 bid price before that deadline. As such, the Board and I urge the Company's shareholders to vote "FOR" granting the Company the ability to effect a reverse stock split," concluded Mr. Colen.

In the proxy filed on SEDAR on May 7, 2018 for the annual general and special meeting of shareholders on June 4, 2018, there is a proposal for shareholders to provide the Board with the authority to effect a reverse stock split of up to 1-for-100 at a time determined at the Board's discretion, if at all.

Consequences of a failure to effect a reverse stock split and remain on the Nasdaq
Management believes a failure to approve a reverse stock split and remain on the Nasdaq could have a material adverse effect on the Company and its stakeholders for several reasons, including the following:

•	Liquidity in the trading of common shares of the Company (the "Common Shares") will be significantly reduced, as the Nasdaq is the Company's primary trading market, thereby putting downward pressure on the share price of the Common Shares.
•	It will be more difficult for the Company to raise additional capital on reasonable terms from the majority of U.S. based institutional funds that require or want the Company to be listed on a major U.S. exchange in order to make an investment.
•	The Company's US$28,575,000 aggregate amount of outstanding senior secured convertible notes (the "Notes") require the Company to be listed on the Nasdaq or a similar major U.S. exchange. Should the Company default on this requirement, the interest payable on the Notes will jump from 0% to 15% per annum, and holders of the Notes will receive a redemption right with a premium of 118% multiplied by the greatest closing price of the Common Shares during the period commencing on the date of delisting until the date such redemption payment is made.

Clarification on the details of the reverse stock split
Management wishes to clarify certain matters related to the reverse stock split:

•	The ratio for the proposed reverse stock split is not fixed at 1-for-100 but the Board can utilize any ratio up to 1-for-100.
•	The proposed reverse stock split will not happen at the date of the AGM, but the Board can choose when to effect the reverse stock split, if at all.
•	Approving the reverse stock split should enable the Company to remain listed on Nasdaq, while providing the Company with additional time to address the challenges caused by the terms of its last financing and its capital structure.
•	Approving the reverse stock split does not mean the Board will effect the reverse stock split. The Board may elect not to proceed with the reverse stock split if it is unable to address or mitigate the impact of the Event Price Provisions described below.

Impact of a reverse stock split
"A reverse stock split is a process by which a company's shares are effectively consolidated to form a smaller number of proportionally more valuable shares. Despite contrary notions, a reverse stock split has zero economic impact as an independent action. For example, under a 1-for-10 reverse stock split, rather than 100 million shares at US$0.50, a company would have, all else being equal, 10 million shares at US$5.00 at the time of the split. In either case, the market value of the example company is the same before and after," explained Paul Geyer, Neovasc's Chairman of the Board.

The reverse stock split will proportionately reduce the number of Common Shares held by all the shareholders. As an independent action, a reverse stock split has no economic impact on the percentage ownership in the Company by shareholders. However, the warrants (the "Warrants") and Notes issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings") contain certain provisions ("Event Price Provisions") that, on the sixteenth trading day following a reverse stock split or similar event, reduce the exercise price or conversion price, as applicable, then in effect to the average VWAP of the five trading days with the lowest VWAP of the Common Shares in the preceding fifteen trading days in the case of the Notes and twenty trading days in the case of the Warrants. If the Company is not able to amend such provisions or obtain a waiver of such provisions in connection with its efforts to address the challenges to its capital structure, the Company may elect not to proceed with the reverse stock split.

For a description of the terms of the Warrants and Notes, including the Event Price Provisions, see the forms of warrants and note previously filed on SEDAR and with the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC. For a description of the Warrants and Notes outstanding, see the Company's Management's Discussion and Analysis for the quarter ended March 31, 2018 previously filed on SEDAR and with the SEC on Form 6-K.

There are numerous other factors and contingencies that could also affect the price of the Common Shares, including the status of the market for the Common Shares at the time, the Company's operations and general economic, stock market and industry conditions. Accordingly, the total market capitalization of the Common Shares after the reverse stock split may be lower than the total market capitalization before the reverse stock split, and, in the future, the market price of the Common Shares following the reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

The Company is also listed on the Toronto Stock Exchange (the "TSX") and the Company's noncompliance with the Nasdaq minimum bid price requirement does not affect the Company's compliance status with the TSX.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning completing a reverse stock split, the effect of a reverse stock split on the price of the Common Shares, remaining listed on the Nasdaq, complying with the terms of the Notes, amending the terms of the Warrants and Notes or restructuring the Company's capital and the market price of the Common Shares. Words and phrases such as "continue", "strategy", "believe", "may", "could", "should", "expect" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Warrants and Notes issued pursuant to the 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of Common Shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, the Company notes that an approval of the reverse stock split does not necessarily guarantee that Nasdaq will grant it an extension to regain compliance with the US$1.00 minimum bid price requirement. In addition, the Company may elect not to proceed with the reverse stock split for the reasons described above. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements or to provide information relating to further incremental exercises of Warrants or conversion of Notes beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/15/c1649.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:30e 15-MAY-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 15, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer